November 26, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director
Jacqueline Kaufman, Staff Attorney
Lisa Kohl, Staff Attorney

Re:	OncoSec Medical Incorporated
Annual Report on Form 10-K for Fiscal Year Ended July 31, 2013
Filed September 27, 2013
File No. 000-54318

Dear Ms. Ransom:

This letter is in response to the Staff’s comments in its letter dated November 21, 2013 with respect to the Annual Report on Form 10-K (File No. 000-54318) filed by OncoSec Medical Incorporated (“OncoSec” or the “Company”) on September 27, 2013 (the “Annual Report”).  Below we have noted the Staff’s comments in boldface type and the Company’s response in regular type.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 24

1.                                      With a view to improving future disclosure, please revise your disclosure to discuss significant development milestones, the material costs associated with achieving such milestones, and the sources of funds that you plan to utilize to cover such costs and expenses. Please provide us with your proposed disclosure.

Response:

In response to the Staff’s comment, and with a view to improving future disclosure, the Company proposes to provide the following disclosure to describe our significant milestones, the material costs we expect to be associated with achieving such milestones, and the sources of funds that we plan to utilize to cover such costs, on a prospective basis starting with our Quarterly Report on Form 10-Q, expected to be filed on or before December 16, 2013:

OncoSec Medical Incorporated · 9810 Summers Ridge Road, Suite 110 · San Diego, California 92121

Telephone: (855) 662-6732 · Fax: (858) 430-3832

We expect to continue to use our current funds following our September 2013 offering for the advancement of our operational milestones.  Our significant milestones currently include the expansion of our research and development efforts in furtherance of our ImmunoPulse clinical pipeline (“Clinical Pipeline”) and of electroporation devices (“Device R&D”). Specifically, we intend to pursue the following key activities:

1.              Ongoing product development and execution of clinical trials supporting our Clinical Pipeline;

2.              Research related to new product candidates entering into our Clinical Pipeline; and

3.              New Device R&D and support for clinical trials including improvements to existing devices.

Activities related to the above milestones including material costs we estimate to incur in our fiscal year ending July 31, 2014 (“Fiscal 2014”) associated with our Clinical Pipeline including, research, clinical trials and related costs of approximately $[        ], which are inclusive of plasmid manufacturing costs of approximately $[        ]. Material costs we estimate to incur in Fiscal 2014 associated with our Device R&D milestone include salary and related costs of approximately $[        ] and engineering and professional services of approximately $[        ].

2.                                      We note the press release dated June 11, 2013, available on your website, regarding your Sponsored Research Agreement with Old Dominion University and the Frank Reidy Research Center for Bioelectrics.  To the extent material, please discuss the way(s) in which the Sponsored Research Agreement impacts your plan of operations and any development goals or milestones that you may have.  Please also briefly discuss the material terms of the Agreement, and file the Agreement as an exhibit to your next current or periodic report, or tell us why you do not believe you are required to do so.  Please refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company entered into a Sponsored Research Agreement with Old Dominion University and The Frank Reidy Research Center for Bioelectrics on June 4, 2013 (the “ODU SRA”).  The intent of the ODU SRA was to pursue some or all of the following goals: (i) to initiate and collaborate on nonclinical research focused on developing new technology related to electroporation and delivery of different agents into solid tumors by electroporation, (ii) to pursue exploratory research to support the development of ImmunoPulse for its melanoma program and other solid tumor malignancies in response to new advances being made in the melanoma field and (iii) to support additional Device R&D on our electroporation parameters for certain targets. The Company’s initial work order under the ODU SRA was for approximately $46,000 in services.

Based on the facts set forth above, as of the time the ODU SRA was executed, the Company determined that the agreement did not constitute a material contract under Item 601(b)(10) of Regulation S-K due to it not being material in amount or significance. The Company made such determination based on an evaluation of the terms of the agreement, the Company’s anticipated near term research and development activities as of the time of execution and the absence of any required minimum payments or similar performance obligations.

Initial information from the first experiments funded by the initial $46,000 work order dated June 4, 2013, provided the Company support to evaluate additional research through the issuance of subsequent work orders, the largest of them entered into during the first quarter of Fiscal 2014, in the amount of approximately $193,000.  The expanded research for specific combination of immune modulating agents to treat aggressive cancers such as melanoma is being evaluated and the results of this research may impact the Company’s Clinical Pipeline and operational goals.  Based on the increased total contract costs of approximately $357,000 to date and the increased significance of work that has recently been initiated under the ODU SRA in relation to our clinical development milestones, the Company has determined the contract (as expanded over time) to be material within the guidelines of Item 601(b)(10) of Regulation S-K as of the first quarter of Fiscal 2014.  Based on our interpretation of Question 102.01 of the Staff’s Compliance and Disclosure Interpretations regarding Exchange Act Form 8-K dated May 16, 2013, the Company will file a copy of the ODU SRA as an exhibit to our Quarterly Report on Form 10-Q, expected to be filed on or before December 16, 2013.

Liquidity and Capital Resources, page 28

Cash Flow, page 28

3.                                      With a view to improving future disclosure, please revise your disclosure to describe your rate of negative cash flow per month, and any trends in this regard.  In this regard, we note that your research and development expenses and your general and administrative expenses increased in the fiscal year ended July 31, 2013 as compared to the fiscal year ended July 31, 2012, and that your net loss increased to $7,150,187 in the fiscal year ended July 31, 2013, as compared to a net loss of $2,364,852 in the fiscal year ended July 31, 2012.  Please provide us with your proposed disclosure.  Please refer to Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company notes that in fiscal 2013, research and development and general and administrative expenses increased by approximately $1.5 million, and the Company’s net loss increased by approximately $4.8 million.  As disclosed in Results of Operations in our Annual Report, the increase to research and development expenses is primarily related to increased clinical trial related expenditures of approximately $723,000.  The increase in general and administrative expenses of approximately $747,000 is attributable to a combination of various expenditures, as more fully described in our Annual Report.  The increase in the net loss of $4.8 million is primarily related to the recording of other income of approximately $4.2 million in fiscal 2012, as a result of an adjustment to the fair value of a derivative liability during the period, as more fully described in our Annual Report.

With a view towards improving future disclosure, the Company proposes to provide the following disclosure to describe our negative cash flow per month, on a prospective basis starting with our Quarterly Report on Form 10-Q, expected to be filed on or before December 16, 2013:

On September 18, 2013, we closed a public offering of our equity securities whereby we issued an aggregate of 47,792,000 shares of our common stock plus warrants to purchase an aggregate of 23,896,000 shares of our common stock, at a purchase price of $0.25 per share, which resulted in net proceeds to us of approximately $11.1 million, as more fully described elsewhere in this filing.  We expect our cash requirements over our annual fiscal period ending July 31, 2014 to be approximately $[         ].  As of October 31, 2013, we had cash and cash equivalents of approximately $[         ]. During the three month period ended October 31, 2013, our cash outflow was approximately $[         ].  We are required to make a final payment of $1,000,000 to Inovio on December 31, 2013.  Our expected cash outflow for April 2014 is expected to be approximately $[         ] due to our expected payment of approximately $[         ] related to the manufacturing of plasmid for use in our clinical trials.  Based on our current operating costs and our operational goals, we expect our monthly cash outflows for the remaining months in fiscal 2014 to range between approximately $700,000 to $850,000 per month.  In general, our cash outflows for future periods may be lower as a result of the absence of certain non-recurring payments (such as our December 2013 payment to Inovio) and may increase as we expand our headcount and further our development activities.  We expect our current funds to be sufficient to allow us to continue to operate our business for at least the next twelve months.

* * * * * *

The Company acknowledges that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquires regarding the foregoing to me at (855) 662-6732 (telephone) or (858) 430-3832 (facsimile).

Very truly yours,

/s/ Punit Dhillon
Punit Dhillon
President and CEO